15045337

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 12 2015
REGISTRATIONS BRANCH

SEC FILE NUMBER
8- 40213

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AG BD LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 Park Avenue - 26th floor
(No. and Street)

New York	NY	10167
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph R. Wekselblatt — 212-692-2298
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph R. Wekselblatt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AG BD LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

Cordina A. Charvis
Notary Public, State of New York
No. 01CH6020702
Qualified in Westchester County
Commission Expires March 08, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AG BD LLC

Statement of Financial Condition
December 31, 2014

AG BD LLC
Index
December 31, 2014

Page(s)

pwc

Report of Independent Registered Public Accounting Firm

To the Managing Member of AG BD LLC

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of AG BD LLC at December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. The balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on the balance sheet based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
February 4, 2015

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

AG BD LLC
Statement of Financial Condition
December 31, 2014

Assets		
Receivable from broker	$	1,919,637
Receivable from Managing Member		2,800
Prepaid expenses		15,562
Total assets	$	1,937,999
Liabilities and Managing Member's Capital		
Commissions payable	$	50
Accrued expenses and other liabilities		68,367
Total liabilities		68,417
Managing Member's capital		1,869,582
Total liabilities and managing member's capital	$	1,937,999

The accompanying notes are an integral part of this financial statement.

1. Organization

AG BD LLC (the "Company"), a Delaware limited liability company, commenced operations on January 1, 2004. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company executes transactions for customers on a fully disclosed basis through a clearing broker and is responsible for customer non-performance with regard thereto. The Company does not hold securities for, carry accounts of, or owe money to its customers and is accordingly claiming an exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule. The Company is a wholly-owned subsidiary of Angelo, Gordon & Co., L.P. ("Managing Member"), which is a Delaware limited partnership and is registered with the SEC as an investment advisor.

2. Summary of Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

At December 31, 2014, the Company's cash was held in the custody of J.P. Morgan Clearing Corp., (the "Broker"), and is included in receivable from broker on the statement of financial condition.

The Company does not provide for income taxes in the accompanying financial statement. Under current federal, state and local tax laws, a limited liability company with only one member is disregarded as an entity separate from its owner, unless an election has been made to classify the entity as an association taxable as a corporation. As the Company has not made such an election, the Company is disregarded as an entity separate from its owner and is not subject to federal, state, or local income taxes.

3. Receivable from Broker

Receivable from broker represents monies on deposit with the Broker. The Company is subject to credit risk should the Broker be unable to pay the balances.

4. Net Capital Requirement

As a registered broker-dealer and member of the FINRA, the Company is subject to the Uniform Net Capital Rule (the "Rule") adopted and administered by the SEC. The Company has elected to compute its net capital under the alternative method of the Rule, which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers (Rule 15c3-3). At December 31, 2014, the Company had net capital of $1,851,220 which exceeded the minimum requirement of $250,000 by $1,601,220.

The Company carries no customer accounts, and does not otherwise hold funds or securities for, or owe money or securities to customers; accordingly, the Company claims exemption from the provision of Rule 15c3-3 (k)(2)(ii) under the Securities Exchange Act of 1934.

5. Related Party Transactions

In accordance with the Expense Agreement (the "Agreement"), dated January 1, 2004 between the Company and the Managing Member, the Managing Member does not fully allocate certain overhead expenses paid on behalf of the Company.

In accordance with the Agreement, the Company pays for floor brokerage fees, professional fees, and other expenses directly related to its securities transactions, which may be advanced by and reimbursed to the Managing Member. Such reimbursements to the Managing Member amounted to $107,598 during 2014.

6. Business and Related Risks

The Company clears all of its securities transactions through the Broker on a fully disclosed basis. Under certain circumstances, pursuant to the terms of the agreements between the Company and the Broker, the Broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all applicable trades executed through the Broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2014 and during the year then ended, the Company had no liability and made no payments to the Broker related to such rights. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

7. Commitments and Contingencies

Based on the current environment and business risks referred to above, the potential for the Company to be required to make payments under these arrangements is deemed remote by management. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

8. Subsequent Events

All significant events or transactions occurring after December 31, 2014 through February 4, 2015, the date the financial statement was issued, have been evaluated in the preparation of the financial statement. There have been no subsequent events that occurred during this period that would require recognition in the financial statement or disclosure as of December 31, 2014 or for the year then ended.